EXHIBIT 99.1

Innovation Beverage Group Announces Reverse Stock Split

Sydney September 23, 2025 (GLOBE NEWSWIRE) - Innovation Beverage Group Ltd (Nasdaq: IBG) (“IBG” or the “Company”), an innovative developer, manufacturer, and marketer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands, today announced that it will effect a five-for-one (5-for-1) reverse stock split (the “Reverse Stock Split”) of its ordinary shares.

The Reverse Stock Split will become effective at 12:01 a.m. Eastern Time on September 26, 2025 (the “Effective Time”), and the Company’s ordinary shares will begin trading on a split-adjusted basis when the market opens on September 26, 2025. Following the Reverse Stock Split, the Company’s ordinary shares will continue to trade on The Nasdaq Capital Market under the symbol “IBG”, with a new CUSIP number of Q4933C133. As of September 21, 2025, the Company had 11,613,489 ordinary shares issued and outstanding. Following the Reverse Stock Split, there will be 2,322,698 ordinary shares issued and outstanding.

As previously disclosed, on August 29, 2025, the Company received a Nasdaq Staff Delisting Determination Letter from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company had not regained compliance with Nasdaq Listing Rule 5550(a)(2) during its allotted compliance period. The Company requested a hearing before the Nasdaq Hearings Panel, which has been granted. The hearing has been scheduled for October 2025. The Company’s request stayed any suspension or delisting action pending the conclusion of the hearing process and any extension period that may be granted.

Stockholders holding their shares in brokerage accounts are encouraged to direct any questions regarding the Reverse Stock Split to their broker. Stockholders of record holding shares through the Company’s transfer agent, VStock Transfer, may direct questions to VStock Transfer at (212) 828-8436 or corporateactions@vstocktransfer.com.

About Innovation Beverage Group Ltd

Innovation Beverage Group Ltd is a developer, manufacturer, marketer, exporter, and retailer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands for which it owns exclusive manufacturing rights. Focused on premium and super premium brands and market categories where it can disrupt age old brands, IBG’s brands include Australian Bitters, BITTERTALES, Drummerboy Spirits, Twisted Shaker, and more. IBG’s most successful brand to date is Australian Bitters, which disrupted a 200-year-old market leader, giving the Company a market dominating position in several territories including a partnership in Australia with Coca-Cola Europacific Partners. Established in 2018, IBG’s headquarters, distillery, innovation, and manufacturing facility are located in Sydney, Australia with a U.S. sales office in California. For more information visit: https://www.innovationbev.com/

Forward Looking Statement

This press release contains “forward-looking statements” and “forward-looking information.” This information and these statements, which can be identified by the fact that they do not relate strictly to historical or current facts, are made as of the date of this press release or as of the date of the effective date of information described in this press release, as applicable.

The forward-looking statements herein relate to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “envisages,” “assumes,” “intends,” “strategy,” “goals,” “objectives” or variations thereof or stating that certain action events or results “may,” “can,” “could,” “would,” “might,” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and include, without limitation, statements with respect to projected financial targets that the Company is looking to achieve.

All forward-looking statements are based on current beliefs as well as various assumptions made by and information currently available to the Company’s management team. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections, and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution any person reviewing this press release not to place undue reliance on these forward-looking statements as several important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions, and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur.

The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Company or on behalf of the Company except as may be required by law.

Contact:

MJ Clyburn

Tradigital IR

Email: Clyburn@tradigitalir.com